Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23 A Publicly Listed Company
EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING
Final Detailed Voting Map
According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders’ Meeting held on September 30, 2022 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:
CPF/CNPJ Balance of Common Shares Deliberations
1 2 3 4 5 6 7 8
13.066*** 589,593 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
10.205*** 1,605 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
37.806*** 1,955 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
32.106*** 8,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
06.239*** 2,300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
44.500*** 3,116 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
97.539*** 38,653 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
07.516*** 22,424 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
97.539*** 20,381 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
97.539*** 60,452 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.986*** 22,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.479*** 985,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
26.784*** 1,388 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.838*** 30,838 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
12.120*** 49,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
30.254*** 40,201 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
38.756*** 2,884 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
07.496*** 890,811 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
42.680*** 5,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
07.140*** 645 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
07.140*** 3,795 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
28.394*** 32,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
28.990*** 341,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
31.577*** 49,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
20.813*** 740,440 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
23.384*** 41,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
11.455*** 7,300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
13.289*** 23,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
15.206*** 111,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
34.825*** 2,285 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
09.001*** 485,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
44.216*** 41,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
41.222*** 67,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
09.063*** 391,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
11.324*** 8,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
28.360*** 913 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
14.494*** 9,577 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
08.731*** 3,951 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
21.881*** 9,457 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
29.264*** 2,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
44.602*** 3,073 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.479*** 998,011 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.987*** 7,433 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
12.094*** 103,864 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
26.160*** 12,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
09.470*** 72,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
24.917*** 4,206 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.839*** 351,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
33.580*** 46,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
31.050*** 215,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.839*** 82,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
36.131*** 153,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.479*** 10,004 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
11.741*** 448,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
13.208*** 12,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
41.272*** 25,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
28.580*** 58,200 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs.
11.100*** 550,380 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
18.407*** 1,096,005 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
09.294*** 155,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
17.718*** 396,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
41.081*** 2,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
19.244*** 2,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
18.830*** 10,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
10.916*** 824,989 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
11.311*** 297,523 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
23.572*** 25,157 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
05.840*** 217,203 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
18.550*** 9,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
07.247*** 86,117 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
29.322*** 3,797,712 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
31.240*** 161,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
32.329*** 388,573 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
35.693*** 3,831,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
41.199*** 5,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
14.541*** 368,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
23.794*** 606,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
37.113*** 60,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
26.311*** 57,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
97.540*** 1,769,305 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
09.559*** 241,586 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
31.591*** 46,529 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
34.714*** 28,300 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs.
59.573*** 12,266,374 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
52.041*** 14,150,965 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
61.532*** 1,943,906,577 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
04.676*** 2,564,084,404 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
41.902*** 71,636 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
42.479*** 3,749 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
45.510*** 13,212 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
14.623*** 56,500 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
39.332*** 259,661 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
39.332*** 470 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
61.544*** 8,863,879 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.
Deliberations:
Extraordinary agenda
1) Resolve on the “Protocol and Justification” which establishes the terms and conditions of the partial spin-off of Banco Itaucard S.A. with the merger with and into the Company of the spun-off portion, considering the period ended as of June 30, 2022;
2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Limited (PwC) as the specialized company responsible for the preparation of the appraisal report on the net book equity of Banco Itaucard S.A.’s to be merged with and into the Company;
3) Resolve on the appraisal report, based on the balance sheet of Banco Itaucard S.A. as of June 30, 2022;
4) Resolve on the merger of the spun-off portion of Banco Itaucard S.A. and its merger with and into the Company, without increasing the Company’s capital stock;
5) Authorize the Company’s managers, as provided for in its Bylaws, to take all actions and sign all documents necessary to implement and formalize the resolutions;
6) Amend the Bylaws, notably Article 2 thereof, to update the Company’s corporate purpose in light of the merger of the spun-off portion of Banco Itaucard S.A. and the consequent absorption of its activities;
7) Amend the Bylaws, notably Article 9, in item 91. changing the maximum number of members of the Executive Board, from 05 (five) to 35 (thirty-five) members;
8) Consolidate the Bylaws to reflect the amendment mentioned in the previous itens.
Subtitle:
Ap. = Approved Rej. = Reject Abs. = Abstain
São Paulo-SP, September 30, 2022.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence